UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2020 (Report No. 6)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 23, 2020, Therapix Biosciences Ltd. (the “Company” or “Therapix”) submitted to the Tel Aviv-Jaffa District Court (the “Court”) a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for the economic rehabilitation of the Company (the “Petition”), case number 53710-07-20. The aim of the Petition is to allow the Company to maintain its activities and assets, while working to advance an economic rehabilitation plan, all under the Court’s supervision and protection. The Petition was accompanied by the Company’s motion for a temporary stay of proceedings and for the appointment of an interim trustee as an officer of the court for the purpose of operating the Company during the interim period until the Court’s approval of the rehabilitation plan (the “Interim Relief Motion”).

In the Petition submitted to the Court, the Company stated that it is insolvent (as determined by the cash flow test) and is unable to pay its debts to the Company’s creditors.

On July 24, 2020, the Court approved the Interim Relief Motion and ordered as requested therein. The Court scheduled a hearing for Wednesday, July 29, 2020.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: July 27, 2020	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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